SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

5th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosures: Press Release dated April 27, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

Business solutions through information technology	ISO 9001 Certified
CGI Group Inc. 1130 Sherbrooke St. W. 5th Floor Montreal, Quebec H3A 2M8 Tel. (514) 841-3200 Fax. (514) 841-3299 www.cgi.com

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI Reports Solid Second Quarter 2005 Results

Revenue up 29.9% and net earnings from continuing operations before amortization of intangibles up 31.7% year over year; continuing strong cash flow

Montreal, April 27, 2005 – CGI Group Inc. (NYSE: GIB; TSX: GIB.SV.A), a leading provider of end-to-end information technology and business process services, today reported unaudited results for its second quarter ended March 31, 2005. All figures are in Canadian dollars unless otherwise indicated.

Second Quarter Fiscal 2005 Highlights

•	Revenue of $929.7 million was 29.9% higher than in the second quarter of fiscal 2004.
•	Net earnings from continuing operations were 17.1% ahead of a year ago, at $53.6 million. Before the expensing of stock options, they were $57.5 million.
•	Net earnings from continuing operations before the amortization of intangible assets were up 31.7%, reflecting the successful integration of AMS.
•	The net earnings from continuing operations margin was 5.8%, ahead of 5.6% reported in the first quarter.
•

Basic and diluted earnings per share from continuing operations were $0.12, based on a 10.0% greater weighted average number of shares outstanding than a year ago, when earnings per share were $0.11. Before the expensing of stock options, they were $0.13 per share.

•	Cash provided by continuing operating activities was $77.9 million compared with $70.8 million a year ago.
•	During the second quarter, CGI bought back 6,866,000 Class A subordinate shares, for a total consideration of $54.4 million, of which $49.6 million was disbursed in the quarter.
•

CGI reduced long-term debt by $104.0 million, to $340.3 million, for a long-term debt-to-capitalization ratio of 12.0%. The Company’s cash position was $142.9 million and its total credit facilities available were $729.2 million.

•	At March 31, 2005, the backlog of signed contracts was $12.9 billion with a weighted average remaining contract term of 7.0 years.

“In the second quarter, we continued to achieve solid year-over-year revenue and earnings growth, and to generate healthy cash flow,” said Serge Godin, chairman and CEO. “We have achieved the earnings per share accretiveness we sought from the integration of AMS, and now have a strengthened platform for achieving internal growth. Revenue ramped up as the quarter progressed and proposal activity for new contracts remained strong. We continue to apply our four pillars of growth strategy, with discipline, as this approach has proven that it delivers results.”

CGI Reports 2Q FY05 Results

April 27, 2005,

FINANCIAL HIGHLIGHTS

In millions of CDN$ except margin and share data amounts	3 months ended March 31		3 months ended December 31
	2005	2004	2004
Revenue	$929.7	$715.5	$941.0
Net earnings from continuing operations	$53.6	$45.8	$53.1
Net earnings	$49.6	$45.7	$53.3
Cash provided by continuing operating activities	$77.9	$70.8	$102.6
Net earnings from continuing operations margin	5.8%	6.4%	5.6%
Net earnings margin	5.3%	6.4%	5.6%
Basic and diluted earnings per share from continuing operations	$0.12	$0.11	$0.12
Basic and diluted earnings per share	$0.11	$0.11	$0.12

Order backlog	$12,871	$11,980	$13,013

Second Quarter Results (See also: Q2 MD&A filed with Sedar & Edgar and available at ww.cgi.com) Revenue for the second quarter ended March 31, 2005 increased 29.9% to $929.7 million, from $715.5 million in the same quarter last year, and was 1.2% lower than the first quarter revenue of $941.0 million. The currency exchange rate, mainly between the Canadian and US dollars, had a negative impact of $24.6 million or 3.4% on revenue, compared with the previous year. Year-over-year, external growth reflecting the acquisition of American Management Systems in May 2004 was 33.7% while organic revenue was unchanged. Compared with the first quarter, external revenue was virtually unchanged while organic revenue was 2.0% lower, reflecting primarily an $18.7 million one-quarter shift in revenue from a large contract.

In the second quarter, revenue from long-term outsourcing contracts represented 53% of the Company’s total revenue, including 41% from IT services and 12% from business process services, while project oriented consulting and systems integration work represented 47%. Geographically, clients in Canada represented 61% of revenue; clients in the US represented 31%; and in all other regions, 8%. Revenue from clients in the financial services sector represented 37% of total revenue; while government and healthcare represented 30%; telecommunications and utilities, 22%; retail and distribution, 6%; and manufacturing, 5%.

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“adjusted EBIT” which is the same as “EBIT” reported in previous quarters) were $80.4 million in the second quarter, up 5.1% over last year’s second quarter adjusted EBIT of $76.4 million, but 6.7% below first quarter adjusted EBIT of $86.2 million. The adjusted EBIT margin was 8.6% for the quarter, compared with 10.7% in last year’s second quarter and 9.2% in the first quarter. On a year-over-year basis, the adjusted EBIT margin was largely impacted by the non-recurrence of a license sale which was completed last year and our temporary lower utilization rate tied to the contract noted above.

Net earnings from continuing operations in the second quarter increased 17.1% to $53.6 million or $0.12 per share from net earnings from continuing operations of $45.8 million or $0.11 per share in the same period of 2004, and increased from net earnings from continuing operations of $53.1 million or $0.12 per share in the first quarter of fiscal 2005. All per share data is on a basic and diluted basis, and there were

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CGI Reports 2Q FY05 Results

April 27, 2005,

10.0% more average weighted shares outstanding than a year ago. The net earnings from continuing operations margin was 5.8% in the second quarter of 2005, higher than 5.6% in the previous quarter.

For comparative purposes, under US GAAP CGI’s net earnings from continuing operations was $0.13 per share in the second quarter and its net earnings from continuing operations margin was 6.2%.

Net earnings from continuing operations before the amortization of intangibles were $74.6 million in the second quarter of fiscal 2005, or 31.7% higher than the $56.6 million achieved in the same quarter a year ago and compared with $72.9 million in the previous quarter. Amortization of intangibles is a non-cash item that relates mainly to the value of internal software, business solutions and client relationships gained through acquisitions and new outsourcing contracts. Management believes that net earnings before the amortization of intangibles provides better visibility of the operational effectiveness of the integration of acquisitions, notably, this year, AMS.

Net earnings including discontinued operations were $49.6 million ($0.11 per share) in the second quarter of 2005, compared with $45.6 million ($0.11 per share) a year ago and $53.3 million ($0.12 per share) in the previous quarter. During the quarter, as previously announced, CGI sold certain business process services assets.

The Company maintains a strong balance sheet. At March 31, 2005, cash and cash equivalents were $142.9 million, and the debt to capitalization ratio was 12.0%. Cash and cash equivalents during the quarter were reduced by $86.6 million after paying down $104 million of long-term debt, to $340.3 million, and buying back $54.5 million of Class A shares on the open market under the normal course issuer bid program. At quarter end, total credit facilities available amounted to $729.2 million.

Cash provided by continuing operating activities was $77.9 million in the second quarter of fiscal 2005, which compares with $70.8 million a year ago and $102.6 million in the previous quarter.

Days sales outstanding (DSOs) were reduced to 48 days at March 31, 2005, from 50 days in the previous quarter, mainly reflecting improved collection of our client receivables. In calculating DSOs, CGI subtracts the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress.

Share Buy Back Activity

Under the terms of the normal course issuer bid announced February 1, 2005, during the second quarter CGI bought back 6,866,000 Class A subordinate shares at an average price of $7.91, for a total consideration of $54.5 million, of which CGI paid $49.6 million in the quarter. The Issuer Bid enables CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 27,834,417 Class A subordinate shares for cancellation, by February 2, 2006.

Six Month Results

Revenue for the first six months of fiscal 2005 totaled $1,870.7 million, up 34.0% from revenue of $1,396.2 million reported in the same period a year ago. Net earnings from continuing operations totaled $106.7 million compared with $88.6 million a year ago. Basic and diluted earnings per share from continuing operations were $0.24, compared with $0.22 in the previous year adjusted to reflect the expensing of stock options. Cash provided by continuing operating activities was $180.5 million, compared with $163.8 million a year ago. For comparative purposes, under US GAAP CGI’s net earnings from continuing operations were $0.26 per share in the first six months of fiscal 2005.

Guidance

CGI confirms the revenue and earnings guidance it previously provided for 2005, after adjusting revenue guidance to reflect the previously announced divestiture of operations and assets, with revenue of $50 million on an annualized basis. This represents revenue guidance now ranging between $3.85 billion and

3

CGI Reports 2Q FY05 Results

April 27, 2005,

$4.10 billion, with no change to net earnings guidance of $0.52 to $0.56 per share. This outlook is based on the assumption that market conditions remain the same and that we will not experience delays in signing large outsourcing contracts.

Second Quarter Operating Highlights

During the quarter, CGI announced various contract signings, investments and operational initiatives. The Company:

•	Secured contract bookings that included new contracts, extensions and renewals of $844.0 million.
•

In the US, on January 18 announced that its AMS Advantage enterprise resource planning (ERP) solution had been selected by three additional governments: the State of Utah, San Bernardino County, California - the largest geographic county in the United States - and the City of Austin, Texas.

•

Announced, on January 31, that the City of Dallas, Texas, Baltimore County and, Baltimore County Public Schools, will implement AMS Advantage® 3 to further streamline their business processes. AMS Advantage® 3 is a web-based Enterprise Resource Planning (ERP) suite specifically designed for governments and school systems.

•	In Canada, on January 31 announced a renewal of its partnership with Yellow Pages Group Co., Canada’s largest telephone directories publisher, for a seven-year contract.
•

On March 10, CGI signed an asset sale agreement involving business process services with Open Solutions Inc. These pertained to CGI’s US Services to Credit Unions business unit and its CyberSuite product line. Under the terms of the agreement, Open Solutions acquired these assets for approximately US$24 million in cash. The US Services to Credit Unions business unit reported revenue of approximately US$16 million.

•

On March 8, CGI announced that it had entered into an agreement with Garda World for the sale of the principal assets of Keyfacts Enterprises Canada Inc. (Keyfacts), a wholly-owned business process services subsidiary of CGI, for a consideration of CDN$3.5 million. Additionally, CGI retained the working capital of Keyfacts valued at approximately CDN$4 million as at December 31, 2004. Keyfacts had total revenues of approximately CDN$16 million dollars. The sale was completed later in the quarter.

•	On March 17, renewed, its partnership with the Canadian Payments Association (CPA), Canada’s operator of clearing and settlement systems, for a ten-year contract valued at CDN$23 million.

Quarterly Conference Call

A conference call for the investment community will be held today, April 27, at 9:00 am (ET). Participants may access the call by dialing (877) 211-7911 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

Use of Canadian Non-GAAP Financial Information

CGI reports its financial results in accordance with Canadian generally accepted accounting principles (GAAP). However, in order to allow investors to compare CGI’s performance with that of its North American peers, this press release also includes certain non-GAAP financial measures which do not have any standardized meaning prescribed by Canadian GAAP but which management believes are useful in evaluating CGI’s operations. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other issuers and should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

Non-GAAP measures in this release include earnings before interest, income taxes, entity subject to significant influence and discontinued operations (adjusted EBIT); and net earnings before amortization of intangibles.

4

CGI Reports 2Q FY05 Results

April 27, 2005,

A reconciliation of these non-GAAP measures with GAAP financial statements is provided in the MD&A which is posted on CGI’s website at www.cgi.com, and filed with SEDAR and EDGAR.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI Investor Relations

Jane Watson

Vice-president, investor relations

(416) 945-3616 or (514) 841-3238

Ronald White

Director, investor relations

(514) 841-3230

CGI Media Relations

Eileen Murphy

Director, media Relations

(514) 841-3430

5

Consolidated financial statements of
CGI Group Inc.
For the three and six months ended March 31, 2005 and 2004

Consolidated financial statements of CGI Group Inc.
For the three and six months ended March 31

Consolidated statements of earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)
		Three months ended March 31		Six months ended March 31

	2005	2004	2005	2004

		$		$
Revenue	929,696	715,470	1,870,697	1,396,167

Costs of services, selling and administrative	798,129	600,191	1,602,535	1,167,780
Research	5,235	6,983	10,737	13,620
Amortization (Note 6)	45,966	31,860	90,880	65,130
Interest on long-term debt	6,283	4,392	13,979	7,462
Other interest (income), net	(2,002)	(2,441)	(4,147)	(4,055)
Gain on sale of investment in an entity subject to signficant influence (Note 5b))	(4,216)	-	(4,216)	-
Entity subject to significant influence	(74)	(215)	(321)	(253)

	849,321	640,770	1,709,447	1,249,684

Earnings from continuing operations before income taxes	80,375	74,700	161,250	146,483
Income taxes	26,784	28,932	54,588	57,928

Net earnings from continuing operations	53,591	45,768	106,662	88,555
Net loss from discontinued operations (Note 7)	(3,997)	(122)	(3,725)	(382)

Net earnings	49,594	45,646	102,937	88,173

Weighted-average number of outstanding Class A subordinate and Class B shares	442,492,713	402,327,306	443,538,853	402,228,355

Basic and diluted earnings per share from continuing operations	0.12	0.11	0.24	0.22

Basic and diluted loss per share from discontinued operations	(0.01)	-	(0.01)	-

Basic and diluted earnings per share (Note 4)	0.11	0.11	0.23	0.22

Consolidated statements of retained earnings
(in thousands of Canadian dollars) (unaudited)
Three months ended March 31			Six months ended March 31

2005		2004	2005	2004

$		$		$
Retained earnings, beginning of period, as previously reported	784,100	604,051	769,421	555,310
Change in accounting policies (Note 1)	-	(19,319)	(38,664)	(13,105)
Retained earnings, beginning of period, as restated	784,100	584,732	730,757	542,205
Net earnings	49,594	45,646	102,937	88,173
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 4a))	(24,749)	-	(24,749)	-

Retained earnings, end of period	808,945	630,378	808,945	630,378

Consolidated financial statements of CGI Group Inc.

Consolidated balance sheets
(in thousands of Canadian dollars)
	As at March 31, 2005	As at September 30, 2004
	(unaudited)	(audited)

	$	$
Assets
Current assets
Cash and cash equivalents	142,924	200,623
Accounts receivable	535,000	545,056
Work in progress	204,207	222,278
Prepaid expenses and other current assets	121,002	94,617
Future income taxes	44,130	80,814
Assets of discontinued operations (Note 7)	4,517	-

	1,051,780	1,143,388

Capital assets	127,929	143,641
Contract costs	265,998	278,240
Finite-life intangibles and other long-term assets (Note 2)	610,276	625,121
Future income taxes	71,295	102,720
Goodwill	1,794,764	1,827,604

Total assets before funds held for clients	3,922,042	4,120,714
Funds held for clients	222,536	196,622
	4,144,578	4,317,336

Liabilities
Current liabilities
Accounts payable and accrued liabilities	420,423	433,415
Accrued compensation	103,671	118,541
Deferred revenue	142,962	123,213
Income taxes	15,224	31,369
Future income taxes	54,721	68,603
Current portion of long-term debt	11,521	14,529
Liabilities of discontinued operations (Note 7)	3,486	-

	752,008	789,670

Future income taxes	269,078	287,433
Long-term debt	328,823	475,291
Accrued integration charges and other long-term liabilities	83,851	106,458

Total liabilities before client funds obligations	1,433,760	1,658,852
Client funds obligations	222,536	196,622

	1,656,296	1,855,474

Contingencies and guarantees (Note 9)

Shareholders' equity
Capital stock (Note 4)	1,793,086	1,820,230
Contributed surplus (Note 1)	59,261	49,879
Warrants	19,655	19,655
Retained earnings	808,945	730,757
Foreign currency translation adjustment	(192,665)	(158,659)

	2,488,282	2,461,862

	4,144,578	4,317,336

Consolidated financial statements of CGI Group Inc.
For the three and six months ended March 31

Consolidated statements of cash flows
(in thousands of Canadian dollars) (unaudited)
		Three months ended March 31		Six months ended March 31

	2005	2004	2005	2004

	$	$		$
Operating activities
Net earnings from continuing operations	53,591	45,768	106,662	88,555
Adjustments for:
Amortization expense (Note 6)	53,477	38,807	105,829	79,128
Deferred credits	(805)	(4,205)	(1,524)	(9,916)
Future income taxes	3,086	(8,564)	21,940	1,319
Foreign exchange loss (gain)	607	(101)	2,133	1,705
Stock-based compensation expense	3,931	5,841	10,706	12,055
Gain on sale of investment in an entity subject to significant influence (Note 5b))	(4,216)	-	(4,216)	-
Entity subject to significant influence	(74)	(215)	(321)	(253)
Net change in non-cash working capital items	(31,705)	(6,493)	(60,725)	(8,832)

Cash provided by continuing operating activities	77,892	70,838	180,484	163,761

Investing activities
Business acquisitions (net of cash acquired) (Note 5a) and c))	(10,349)	(5,686)	(43,251)	(7,070)
Proceeds from sale of assets and businesses (net of cash disposed) (Note 5b))	29,521	450	29,521	12,586
Purchase of capital assets	(6,295)	(12,152)	(14,950)	(24,426)
Proceeds from disposal of capital assets	852	-	6,346	-
Contract costs	(8,031)	(13,986)	(11,985)	(49,167)
Additions to finite-life intangibles and other long-term assets	(36,058)	(32,220)	(55,756)	(45,782)
Proceeds from sale of investment in an entity subject to significant influence (Note 5b))	20,849	-	20,849	-
Decrease in other long-term assets	3,384	7,449	6,769	10,395

Cash used in continuing investing activities	(6,127)	(56,145)	(62,457)	(103,464)

Financing activities
Increase in credit facilities (Note 3)	-	-	190,000	-
Repayment of credit facilities	(100,000)	(189,000)	(307,578)	(219,000)
Increase in other long-term debt	-	254,834	-	254,834
Repayment of other long-term debt	(5,118)	(13,301)	(7,850)	(16,343)
Repurchase of Class A subordinate shares	(49,648)	-	(49,648)	-
Issuance of shares (net of share issue costs)	685	1,493	1,233	1,700

Cash (used in) provided by continuing financing activities	(154,081)	54,026	(173,843)	21,191

Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(1,407)	2,958	(126)	1,264

Net (decrease) increase in cash and cash equivalents of continuing operations	(83,723)	71,677	(55,942)	82,752
Net cash and cash equivalents (used in) provided by discontinued operations	(2,911)	4,529	(1,757)	6,012
Cash and cash equivalents at beginning of period	229,558	96,067	200,623	83,509

Cash and cash equivalents at end of period	142,924	172,273	142,924	172,273

Interest paid	7,421	4,095	12,433	8,738
Income taxes paid	13,570	6,032	44,127	40,101
Issuance of Class A subordinate shares for business acquisitions (Note 4)	-	-	-	1,020

Notes to the consolidated financial statements
For the three and six months ended March 31, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim consolidated financial statements

The interim consolidated financial statements for the three and six months ended March 31, 2005 and 2004 are unaudited and include all adjustments that the management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2004. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2004, except for the accounting changes referred to below.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) amended Section 3870 of the Handbook, Stock-Based Compensation and Other Stock-Based Payments, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the recommendations of this section on a retroactive basis effective on October 1, 2004 for employee stock options granted since October 1, 2001 and beyond. As a result of applying this change, the Company has reflected an additional expense of $3,931,000 and $10,706,000 (see Note 4) recorded in cost of services, selling and administrative expenses for the three and six months ended March 31, 2005, respectively, and restated comparative figures for the three and six months ended March 31, 2004 by $5,841,000 and $12,055,000, respectively. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004 has been made to reflect the application of this change. For the three and six months ended March 31, 2004, retained earnings has been reduced by $18,512,000 and $12,298,000, respectively.

The CICA issued Handbook Section 3110, Asset Retirement Obligations, effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the recommendations of the section on a retroactive basis beginning on October 1, 2004. As a result, figures for the consolidated balance sheets as at September 30, 2004 were restated as follows: an increase in capital assets of $880,000, an increase in accrued integration charges and other long-term liabilities of $1,687,000 and a decrease in retained earnings of $807,000. The impact on the Company’s consolidated statements of earnings for the three and six months ended March 31, 2005 and comparitive periods was negligible. The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The total estimated undiscounted cash flows required to settle these obligations amount to $2,700,000. The timing of the settlement of these obligations vary between one and twenty-three years.

The CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. The guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

Future Accounting Changes

The CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is evaluating the impact of the adoption of this new section on the consolidated financial statements.

The CICA issued Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for fiscal years beginning on or after October 1, 2006. Comprehensive income is a change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, Equity, replaces Section 3250, Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, Comprehensive Income. Upon adoption of this section, the consolidated financial statements will include comprehensive income and its components as well as accumulated other comprehensive income and its components.

The CICA issued Handbook Section 3865, Hedges, effective for fiscal years beginning on or after October 1, 2006. The section describes when hedge accounting is appropriate and how to apply it. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is evaluating the impact of the adoption of this section on the consolidated financial statements.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 - Finite-life intangibles and other long-term assets

			As at March 31, 2005			As at September 30, 2004

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

	$	$	$	$	$	$

Internal software	70,812	25,130	45,682	72,515	25,549	46,966
Business solutions	227,987	58,888	169,099	226,412	48,286	178,126
Software licenses	148,961	67,580	81,381	142,578	61,878	80,700
Customer relationships and other	383,685	83,780	299,905	346,107	60,763	285,344

Finite-life intangibles	831,445	235,378	596,067	787,612	196,476	591,136

Financing lease			6,499			13,121
Investment in an entity subject to significant influence			-			16,415
Other			7,710			4,449

Other long-term assets			14,209			33,985

Total finite-life intangibles and other long-term assets			610,276			625,121

Note 3 — Credit Facilities

During the first quarter, the Company concluded a five-year unsecured revolving credit facilities for an amount of $800,000,000. This agreement comprises a Canadian tranche with a limit of $500,000,000 and a U.S. tranche equivalent to $300,000,000. The amount drawn in US$ on the previous syndicated bank facilities was subsequently reimbursed. As at March 31, 2005, an amount of $90,000,000 has been drawn on these facilities and bears interest at the bankers’ acceptance rate plus 1.125%. This amount is included in long-term debt on the Company’s consolidated balance sheet.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock and stock options

a) Capital stock

The Class A subordinate and the Class B shares changed as follows:

			Six months ended March 31, 2005				Twelve months ended September 30, 2004

		Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	410,720,891	1,775,362	33,772,168	44,868	368,236,503	1,435,763	33,772,168	44,868
Issued for cash (1)	-	-	-	-	41,340,625	330,725	-	-
Issued as consideration for business acquisitions	-	-	-	-	136,112	1,020	-	-
Repurchased and cancelled (2)	(3,206,800)	(13,872)	-	-	-	-	-	-
Repurchased and not cancelled (2)	-	(15,829)	-	-	-	-	-	-
Options exercised (3)	236,970	2,557	-	-	1,007,651	7,854	-	-

Balance, end of period	407,751,061	1,748,218	33,772,168	44,868	410,720,891	1,775,362	33,772,168	44,868

(1)

On May 3rd, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

(2)

On February 1, 2005, the Company announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 27,834,417 of its Class A subordinate shares for cancellation from February 3, 2005 to February 2, 2006. During the three months ended March 31, 2005, the Company repurchased 6,866,000 Class A subordinate shares for consideration of $54,450,000, including redemption fees in the amount of $120,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount of $24,749,000 was charged to retained earnings. As at March 31, 2005, 3,659,200 of the repurchased Class A subordinate shares, with a carrying value of $15,829,000, were held by the Company and had not been cancelled.

(3)

During the six months ended March 31, 2005, 236,970 options to purchase Class A subordinate shares were exercised for proceeds of $1,233,000. The supplemental $1,324,000 increase in the carrying value of Class A subordinate shares represents the fair value of the exercised options which were recorded in contributed surplus.

b) Stock options

Under the Company’s stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model:

		Three months ended March 31		Six months ended March 31

	2005	2004	2005	2004

Compensation expense	3,931,000	5,841,000	10,706,000	12,055,000

Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	45.2%	47.3%	45.9%	47.5%
Risk free interest rate	3.63%	3.35%	3.93%	3.91%
Expected life (years)	5	5	5	5
Weighted-average grant date fair value ($)	3.50	4.11	3.87	3.64

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options		Six months ended March 31, 2005		Twelve months ended September 30, 2004

Outstanding, beginning of period		25,537,300		20,459,515
Granted		4,997,885		7,577,166
Exercised		(236,970)		(1,007,651)
Forfeited and expired		(1,585,008)		(1,491,730)

Outstanding, end of period		28,713,207		25,537,300

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock and stock options (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

		Three months ended March 31, 2005			Three months ended March 31, 2004

	Net earnings	Number of shares	Earnings	Net earnings	Number of shares	Earnings
	(numerator)	(denominator)(1)	per share	(numerator)	(denominator)	per share

	$		$	$		$
Net earnings	49,594	442,492,713	0.11	45,646	402,327,306	0.11

Dilutive options (2)		1,199,986			2,571,038
Dilutive warrants (2)		1,236,791			1,799,877

Net earnings after assumed conversions	49,594	444,929,490	0.11	45,646	406,698,221	0.11

		Six months ended March 31, 2005			Six months ended March 31, 2004

	Net earnings	Number of shares	Earnings	Net earnings	Number of shares	Earnings
	(numerator)	(denominator)(1)	per share	(numerator)	(denominator)	per share

	$		$	$		$
Net earnings	102,937	443,538,853	0.23	88,173	402,228,355	0.22

Dilutive options (2)		1,294,142			1,850,838
Dilutive warrants (2)		1,279,869			1,450,028

Net earnings after assumed conversions	102,937	446,112,864	0.23	88,173	405,529,221	0.22

(1)	The 6,866,000 Class A subordinate shares repurchased during the six months ended March 31, 2005 were excluded from the calculation of earnings per share as of the date of repurchase.

(2)

The calculation of the dilutive effects excludes all anti-dilutive options and warrants. These are options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 17,505,998 and 17,139,183 for the three months and six months ended March 31, 2005, respectively, and 12,399,346 and 13,351,291 for the three months and six months ended March 31, 2004, respectively. The number of excluded warrants was 2,113,041 for the three months and six months ended March 31, 2005 and 2004.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 — Investments in subsidiaries and joint ventures

a) Acquisitions

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the six months ended March 31, 2005, the Company increased its interest in one of its joint ventures and made three acquisitions of which the most significant was made during the first quarter:

AGTI Services Conseils Inc. (“AGTI”) — On December 1, 2004, the Company purchased for $47,196,000 the remaining outstanding shares of a Montreal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The acquisition was accounted for as a step-by-step purchase. The Company previously held 49% of the outstanding shares of AGTI and accounted for its investment using proportionate consolidation.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s best estimates. The final purchase price allocations are expected to be completed as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

$
Non-cash working capital items	1,863
Fixed assets	561
Customer relationships	17,663
Goodwill (1)	31,923
Future income taxes	(5,730)

46,280
Cash position at acquisition	2,717

Net assets acquired	48,997

Consideration
Cash	48,429
Holdback payable	445
Acquisition costs	123

48,997

(1)     The near totality of the goodwill is included in the IT services segment and is not deductible for tax purposes.

b) Dispositions

On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share for total proceeds of $20,849,000, resulting in a pre-tax gain of $4,216,000. This investment had previously been accounted for using the equity method.

On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of the Company, for proceeds of $3,524,000 with an outstanding balance of sale of $1,000,000. The net assets disposed of included goodwill of $2,082,000. The transaction resulted in a net loss of $1,580,000. On March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line for proceeds of $29,186,000 (US$24,000,000) for which there is a balance of sale of $2,189,000 (US$1,800,000). The net assets disposed of, including goodwill of $14,070,000, resulted in a net loss of $1,419,000.

c)     Modifications to purchase price allocations During the six-month period ended March 31, 2005, the Company modified the purchase price allocation and made adjustments relating to certain businesses purchased, resulting in a net decrease of non-cash working capital items of $13,168,000 and a net increase of future income tax liability, finite-life intangibles and other long-term assets and cash of $2,357,000, $17,648,000 and $2,584,000, respectively, whereas goodwill decreased by $4,707,000.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 — Investments in subsidiaries and joint ventures (cont’d)

d)     Balance of integration charges For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total

	$	$	$
Balance, as at October 1, 2004	68,977	20,250	89,227
Adjustments to initial provision	1,831	6,721	8,552
Foreign currency translation adjustment	(1,906)	(769)	(2,675)
Paid during the six-month period	(8,658)	(10,550)	(19,208)

Balance, as at March 31, 2005 (1)	60,244	15,652	75,896

(1)     Of the total balance remaining, $30,553,000 is included in accounts payable and accrued liabilities and $45,343,000 is included in accrued integration charges and other long-term liabilities.

Note 6 — Amortization expense

	Three months ended March 31		Six months ended March 31

	2005	2004	2005	2004

		$		$
Amortization of capital assets	11,149	12,514	22,336	23,045
Amortization of contract costs related to transition costs	3,280	1,606	7,262	2,879
Amortization of finite-life intangibles and other long-term assets	31,537	17,740	61,282	39,206

	45,966	31,860	90,880	65,130
Amortization of contract costs related to incentives (presented as reduction of revenue)	7,511	6,947	14,949	13,998

	53,477	38,807	105,829	79,128

Note 7 — Discontinued operations

During the three months ended March 31, 2005, the Company formally adopted a plan to divest from certain activities which were not in line with the Company’s strategy. On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of the Company. Keyfacts is a provider of information search and retrieval services for investigative purposes. Also, on March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

	Three months ended March 31		Six months ended March 31

	2005	2004	2005	2004

	$	$	$	$
Revenue	6,679	24,577	15,953	51,953

Operating expenses (1)	3,420	23,521	11,884	49,831
Amortization	236	1,184	610	2,629

Earnings (loss) before income taxes	3,023	(128)	3,459	(507)

Income taxes (recoveries) (2)	7,020	(6)	7,184	(125)

Net loss from discontinued operations	(3,997)	(122)	(3,725)	(382)

Discontinued operations are related to the BPS segment.

(1)	Operating expenses from discontinued operations are reduced by the pre-tax gains from disposal of $4,538,000.

(2)	Income taxes do not bear a normal relation to earnings (loss) before income taxes since the sale included goodwill of $16,152,000 which had no tax basis.

Assets and liabilities of discontinued operations

As at March 31, 2005, $4,517,000 of current assets, composed of $3,528,000 of accounts receivable, $174,000 of prepaid expenses and other current assets and $815,000 of work in progress, and $3,486,000 of current liabilities, composed of $2,768,000 of acccounts payable and accrued liabilities and $718,000 of accrued compensation, are related to the discontinued operations of Keyfacts, as these net assets were not part of the sale agreement and will be realized or settled by the Company.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 8 — Segmented information

The Company’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services (“IT) and business process services (“BPS”).

The focus of these LOBs is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States, Europe and Asia Pacific. The professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of their offshore and nearshore delivery model;

        Services provided by the BPS LOB include business processing for the financial services sector, as well as payroll services, document management and finance and administration services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended March 31, 2005	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	803,592	126,104	-	929,696

Earnings before interest, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income
taxes and discontinued operations (1)	85,475	15,516	(20,625)	80,366

Total assets	3,151,899	703,514	289,165	4,144,578

(1) Amortization expense included in IT services, BPS and Corporate is $38,678, $5,320 and $2,199, respectively, for the three months ended March 31, 2005.

As at and for the three months ended March 31, 2004

Revenue	599,128	116,342	-	715,470

Earnings before interest, entity subject to significant influence,
income taxes and discontinued operations (1)	77,315	17,795	(18,674)	76,436

Total assets	2,274,644	523,239	313,808	3,111,691

(1) Amortization expense included in IT services, BPS and Corporate is $26,506, $3,558 and $1,796, respectively, for the three months ended March 31, 2004.

As at and for the six months ended March 31, 2005	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	1,622,456	248,241	-	1,870,697

Earnings before interest, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income
taxes and discontinued operations (1)	174,322	33,284	(41,061)	166,545

Total assets	3,151,899	703,514	289,165	4,144,578

(1) Amortization expense included in IT services, BPS and Corporate is $76,164, $10,379 and $4,568, respectively, for the six months ended March 31, 2005.

As at and for the six months ended March 31, 2004

Revenue	1,161,224	234,943	-	1,396,167

Earnings before interest, entity subject to significant influence,
income taxes and discontinued operations (1)	156,652	32,586	(39,601)	149,637

Total assets	2,274,644	523,239	313,808	3,111,691

(1)     Amortization expense included in IT services, BPS and Corporate is $54,473, $7,342 and $3,315, respectively, for the six months ended March 31, 2004.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2004. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 9 — Contingencies and guarantees

Contingencies

In October 2004, Fireman’s Fund Insurance Company (FFIC) announced the termination of their Information Technology Infrastructure Services Contract effective May 1, 2005. The Company is negotiating with FFIC an equitable settlement in respect to the termination of this contract. Although it is not possible to determine the ultimate outcome of the negotiations at this time, the Company believes that the termination of this contract will not have an adverse effect on its consolidated statement of earnings.

Guarantees

Sale of assets and business divestitures

In the sale of assets or business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $66,500,000 in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at March 31, 2005. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

Other transactions

The Company is the guarantor of a US$3,000,000 letter of credit issued by a client. In the event that the client defaults on payments owed to a supplier, and the supplier draws upon the letter of credit for payment, the Company may be called upon to reimburse the amounts drawn up to a maximum of US$3,000,000. This guarantee is in effect until October 2005. As at March 31, 2005, no amount has been drawn upon the letter of credit and no amount has been accrued in the consolidated balance sheets relating to this guarantee.

Notes to the consolidated financial statements For the three and six months ended March 31, 2005 and 2004 (tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 10 — Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US generally accepted accounting principles (“GAAP”) affecting the Company’s consolidated financial statements are detailed in the table below. The Company’s most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2004.

	Three months ended March 31		Six months ended March 31

	2005	2004	2005	2004

Reconciliation of net earnings		$		$
Net earnings - Canadian GAAP	49,594	45,646	102,937	88,173
Adjustments for:
Stock-based compensation (a)	3,931	5,841	10,706	12,055
Capitalized software	279	(191)	(316)	(382)
Warrants	351	351	702	702
Unearned compensation	-	(363)	-	(726)
Leases	(154)	(309)	(308)	(618)

Net earnings - US GAAP	54,001	50,975	113,721	99,204

Other comprehensive income:
Foreign currency translation adjustment	2,309	8,958	(34,006)	(5,984)

Comprehensive income	56,310	59,933	79,715	93,220

Basic and diluted earnings per share - US GAAP	0.12	0.13	0.26	0.25

		As at March 31, 2005		As at September 30, 2004

Reconciliation of shareholders' equity		$		$
Shareholders' equity - Canadian GAAP		2,488,282		2,461,862
Adjustments for:
Stock-based compensation (a)		48,563		37,857
Capitalized software		(5,903)		(5,587)
Warrants		(7,183)		(7,885)
Unearned compensation		(3,694)		(3,694)
Leases		(3,519)		(3,211)
Integration costs		(6,606)		(6,606)
Goodwill		28,078		28,078
Adjustment for change in accounting policy		9,715		9,715

Shareholders' equity - US GAAP		2,547,733		2,510,529

(a)     Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004 as required by CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under US GAAP, the Statement of Financial Accounting Board (SFAS) No. 123 (revised 2004), Share-Based Payment, does not require adoption of this standard until fiscal years beginning on or after June 15, 2005. Rather, SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, requires pro-forma disclosure of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123, Accounting for Stock-Based Compensation, was adopted. For the three and six months ended March 31, 2005, pro-forma net earnings and pro-forma basic and diluted earnings per share under US GAAP are $50,070,000 and $0.11 and $103,015,000 and $0.23, respectively ($45,134,000 and $0.11 and $87,149,000 and $0.22, respectively, for the three and six months ended March 31, 2004).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: April 27, 2005	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary